UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Financial Statements

On August 20, 2025, FST Corp. (the “Company”) released its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025. A copy of the unaudited condensed consolidated financial statements of the Company and the management’s discussion and analysis of financial condition and results of operations of the Company as of and for the six months ended June 30, 2025 is attached hereto as Exhibit 99.1 and Exhibit 99.2 and is incorporated herein by reference.

Exhibit

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements of FST Corp. as of and for the six months ended June 30, 2025.
99.2	Management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2025.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: August 20, 2025	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer and Chairman of the Board

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